UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 033-57981

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

DEFERRED PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Deferred Profit Sharing Plan identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 20, 2008		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

DEFERRED PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Worthington Industries, Inc. Deferred Profit Sharing Plan

Columbus, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN as of December 31, 2007 and 2006, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Worthington Industries, Inc. Deferred Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

May 27, 2008

Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc

Deferred Profit Sharing Plan

	December 31,
	2007	2006
ASSETS
Receivable - Employer Contributions	$262,751	$260,169

Investments at Fair Value:
Worthington Deferred Profit Sharing Plan Master Trust	216,629,749	200,500,754
Worthington Deferred Profit Sharing Plan Master Trust Wrapper Contracts	17,992,121	20,173,004

Total Master Trust Investments	234,621,870	220,673,758
Participant Loans	5,980,595	5,367,501
Other Investments	96,508	94,239

Total Investments	240,698,973	226,135,498

Total Assets	240,961,724	226,395,667

LIABILITIES	—	—

Net Assets Reflecting all Investments at Fair Value	240,961,724	226,395,667
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	195,530	202,752

Net Assets Available for Benefits	$241,157,254	$226,598,419

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc

Deferred Profit Sharing Plan

	Year ended December 31,
	2007	2006
Additions to Net Assets Attributed to:
Contributions:
Employer	$7,800,014	$7,546,132
Employee	10,246,219	9,828,569
Rollover	625,831	477,280

Total	18,672,064	17,851,981

Interest and Dividend Income	14,008,794	11,008,818
Net Appreciation in Fair Value of Investments Held in the Worthington Deferred Profit Sharing Plan Master Trust	4,907,733	10,090,089

Total Additions	37,588,591	38,950,888

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	23,857,507	12,060,038
Administrative Expenses	33,488	28,200

Total Deductions	23,890,995	12,088,238

Net Increase Before Plan to Plan Transfers, Net	13,697,596	26,862,650
Plan to Plan Transfers, Net	861,239	9,413

Net Increase in Net Assets	14,558,835	26,872,063
Net Assets Available for Benefits at Beginning of Year	226,598,419	199,726,356

Net Assets Available for Benefits at End of Year	$241,157,254	$226,598,419

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc

Deferred Profit Sharing Plan

1.	Description of Plan

The following description of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all non-union employees of Worthington Industries, Inc. (“Worthington”) and its subsidiaries who are participating employers under the Plan (collectively the “Company”) and meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington is the Plan Sponsor.

The Plan is one of five plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Gerstenslager Deferred Profit Sharing Plan, the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees, the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan and the Dietrich Industries, Inc. Hourly 401(k) Plan.

The accompanying financial statements reflect the Plan’s share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investment income earned and gains or losses on investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

Eligibility:

All covered full time employees of the Company age eighteen and older and who are employed for 90 days are eligible to participate in the Plan. All seasonal and part time employees of the Company age eighteen and older who are employed for one year are eligible to participate in the Plan. All non-union employees of the Company age eighteen and older and who are employed for six months are eligible to participate in the employer contribution component of the Plan.

Contributions:

Employee deferral - Participants may make pretax contributions up to a maximum of 50% of their annual compensation. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer contributions - The Company matches 50 cents on the dollar of voluntary contributions of the first 4% of such participants’ compensation. The Company also makes an employer contribution of 3% of compensation to eligible participants. This contribution is made each pay period. As a safe harbor plan, the Company guarantees a minimum contribution of at least 3% of participants’ eligible compensation.

Additional company contributions may be contributed at the option of the Sponsor and will be allocated based on the unit credit method. The unit credit method uses the employee’s years of service and compensation to allocate any additional contribution.

401(k) Accounts - Each participant’s account is credited with the participant’s contributions, employer contributions, earnings and losses thereon and an allocation of administrative expenses.

Rollover contributions from other plans are also accepted, providing certain specified conditions are met.

Effective January 1, 2008, the Company began automatic enrollment for all new participants at 2% of the participants’ compensation after meeting eligibility requirements. Additionally, the Company changed the eligibility requirement from one year of service to six months of service.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, though, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund.

Vesting:

All participants are 100% vested in all contributions and related earnings credited to their accounts.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years, except for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 62 or when the sum of the participant’s age and years of service equals 70. The Plan also provides for early payment of benefits after reaching age 59-1/2 if the employee is in-service, but it excludes the employer contribution.

Payment of Benefits:

Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair value for mutual funds and the commingled trust is determined by the respective quoted market prices. The Worthington Industries, Inc. Common Stock Fund is a unitized stock fund that holds just Worthington common stock and cash. The units in the stock fund are valued at net asset value, which is net assets divided by units outstanding. Loans are valued at cost, which approximates fair value. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation in the aggregate fair value of investments. Life insurance contracts held by the Plan are valued at their cash surrender value. Investments in wrap contracts are fair valued using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the group.

3.	Tax Status

On November 25, 2002, the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has since been amended, but a new determination letter from the IRS has not been received. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Investments

The Plan’s share of the investments held by the Master Trust is approximately 75% at December 31, 2007 and 2006. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

	2007	2006
Investments of Master Trust at Fair Value:
Registered Investment Companies	$244,147,601	$226,167,593
Common Collective Trusts	42,706,719	46,409,433
Worthington Industries, Inc. Securities	23,099,969	21,247,182

Total	$309,954,289	$293,824,208

	2007	2006
Investment Income for the Master Trust:
Interest and Dividend Income	$17,966,734	$14,187,363
Worthington Industries, Inc. Securities	663,142	(153,580)
Net Appreciation in Fair Value of Shares of Registered Investment Companies and Common Collective Trusts	4,469,370	12,788,424

Total	$23,099,246	$26,822,207

At December 31, 2007 and 2006, the Master Trust held 1,275,857 and 1,169,537, common shares of Worthington Industries, Inc. in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund). The Master Trust received cash dividends from Worthington Industries, Inc. of $765,972 and $920,873 for the years ended December 31, 2007 and 2006.

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust at December 31, 2007 and 2006 are as follows:

	2007	2006
Dodge & Cox Stock Fund	$30,230,547	$29,959,813
Worthington Industries, Inc. Common Stock Fund	23,099,969	21,247,182
Fidelity Balanced Fund	59,700,067	57,631,278
Fidelity Diversified International Fund	50,348,843	43,069,557
Fidelity Managed Income Portfolio Fund	42,706,719	46,409,433
Harbor Capital Appreciation R Fund	32,735,693	32,930,839

5.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual funds for the investment management services.

The Plan offers common shares of Worthington Industries, Inc. as an investment option. As a result Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

6.	Benefit-Responsive Contract

The Plan holds a stable value investment contract (the “portfolio”) with the Trustee. The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay a portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrap contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

	December 31,
	2007	2006
Fidelity Managed Income Portfolio
Investments At Fair Value	$17,992,121	$20,173,004
Adjustments to Contract	195,530	202,752

Investments at Contract Value	$18,187,651	$20,375,756

Average Yield on Actual Earnings	4.82%	4.34%
Crediting Interest Rate	4.40%	4.27%

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Reconciliation

The following table reconciles net assets available for benefits at December 31, 2007 and 2006 to the Form 5500 filed with the IRS. Form 5500 reports net assets at contract value and the financial statements report at fair value.

	2007	2006
Net Assets Available for Benefits	$241,157,254	$226,598,419
Benefit-Responsive Investment Contracts	(195,530)	(202,752)

Form 5500	$240,961,724	$226,395,667

The following table reconciles changes in net assets available for benefits at December 31, 2007 to the Form 5500 filed with the IRS. The difference is due to interest and earnings transactions being recorded on the Form 5500 at contract value while the financial statements report interest and earnings at fair value.

2007
Net increase in Net Assets per financial statements, before plan to plan transfers	$13,697,596
Change in benefit responsive adjustment from prior year	7,222

Form 5500	$13,704,818

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Deferred Profit Sharing Plan

EIN 31-1189815, Plan Number 333

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	(d) Cost	(e) Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$234,621,870
*	Mass Mutual Life Insurance Company	Life Insurance contracts	N/A	96,508
*	Participant Loans	Notes Receivable (Interest at Prevailing Local Rate)	N/A	5,980,595

				$240,698,973

*	Party-in-Interest to the Plan